DATE: November 15, 2004

TRADING SYMBOL:

TORONTO & OSLO: CRU

FRANKFURT: KNC

OTC-BB-other: CRUGF

NEWS RELEASE

Strong First Quarter Results Reflecting Ramp up of Initial Production at Nalunaq

LONDON, United Kingdom, DATE: November 15th, 2004. Crew Gold Corporation (“Crew”) (TSE & OSE: CRU; Frankfurt: KNC; OTC-BB- other: CRUGF.PK.

Overview (all figures in US dollars)

Crew is pleased to report that initial production at Nalunaq has assisted in producing Group EBITDA for the quarter of  $1.3 million.  Nalunaq Gold Mine contributed to the Group result with a net profit of $0.9 million for the period.

Gross gold sales for the period were $9.9 million. The cash costs during this period were $259 per oz, including milling and processing costs, which is in line with expectations during this initial phase of the ramp up to full production.  As stable production of 420-450 t/d has been established and the complete mine infrastructure has been finalized, the Company expects to reach its target cash cost of $180-$200 ounce during 2005.

President and Chief Executive Officer Jan Vestrum commented: “ We are extremely pleased with the results from our period of ramping up to full production at Nalunaq. We believe that these results, together with the improvements in our mining techniques instituted during the present quarter and our anticipated expansion of our reserves from our exploration program, further justify our belief that Nalunaq and our other concessions in Greenland represent a potentially significant new gold region.” Vestrum added: “The challenges we met and overcame in connection with the development of the Project have been significant but I believe we have now demonstrated the viability of the Project to the mining community and the ability of the Company to realize value for our shareholders.”

The first shipment of production ore left Greenland on August 12, 2004.  In total 40,000 tonnes were shipped.  Approximately 9,000 tonnes of the shipment during the quarter included stockpiled ore produced before commercial production commenced. Proceeds from this ore were offset against the carrying value of Nalunaq on the balance sheet and therefore, not recorded as turnover. Furthermore, according to Canadian GAAP the stated turnover is after deducting milling and refining costs of $1.1 million. Therefore, according to Canadian GAAP, the reported turnover for the period is $7.7 million.

The Company would like to emphasize that Nalunaq Gold Mine (NGM) has no external debt other than normal trade debt and debt to its shareholders, Crew Gold Corp and Nunaminerals. Going forward, assuming present production rates, grades and cash costs, Nalunaq Gold Mine will generate strong cash flow that, with the exception of working capital needs for the Mine, will be distributed to shareholders.

Since the end of the quarter, ore production at Nalunaq has continued to progress well and the emphasis has been on reducing dilution.  This is expected to give improved grades. In addition, specialized equipment has been ordered to enable a more effective cleaning of mined areas, thereby achieving better total recoveries.  The results of this and the benefits of the mine operating at full production capacity should be reflected in subsequent quarters’ results.

MV Spar Jade has arrived at Nalunaq today and the next shipment of 30,000 tonnes is expected to be processed before the end of the year and the results of the campaign included in the second quarter’s results.

Financial Results For the First Quarter

Effective July 1, 2004 the Company changed its functional currency from the Canadian (“CAD”) dollar to the United States (“US”) dollar.  The change was necessary due to the fact that during the quarter ended September 30, 2004 the Nalunaq Gold Mine completed its development and commenced its commercial mining operations.

For the quarter ended September 30, 2004 the Company recorded EBITDA of $1.3 million (2003 - $0.2 million) and a net loss for the quarter of $0.5 million (2003 – profit of $0.3. million).  The results in 2004 are primarily driven by the activities at Nalunaq which have contributed earnings of $0.9 million to the Group in its first period of production, while in 2003, the result arose from a one time gain from the sale of the Company’s geothermal asset ($1.0 million) and equity income from Barberton ($0.4 million).

During the quarter the Company recorded its first revenues from the sale of Nalunaq gold ore.  Revenue of $7.7 million, stated after the deduction of milling and processing fees was recorded for the quarter (2003 - $Nil). Production expenses of $4.7 million were recorded for the quarter (2003 - $Nil).  These costs are in line with planned levels for the initial phase of production.

Administrative expenses were $1.5 million for the period compared to $0.9 million for the period ended September 30, 2003.  This year on year increase is entirely attributable to the commencement of production at Nalunaq.  Prior to the commencement of production, costs associated with the development of the project were capitalized and carried on the balance sheet under the heading “Nalunaq Property, Plant and Equipment”. As production commenced on May 1, 2004 the comparative figures exclude these costs. Also included within this heading were non-recurring expenses of $0.2 million relating to the costs arising from the official opening of the Nalunaq Mine.

Legal and professional fees for the period were $130,000 compared to $110,000 for the period ended September 30, 2003.  These arise from ongoing provision for regulatory audit and other professional charges.

Interest and finance charges for the period are $632,000 compared to $94,000 for the period ended September 30, 2003.  These charges derive almost entirely from interest, amortization of financing costs and accretion charges arising from convertible bonds issued by the Company in the year ended June 30, 2004.   These bonds were issued on September 8, 2003.  The charges incurred for the quarter ended September 30, 2004 reflect a full quarter whereas the charges for the quarter ended September 30, 2003 reflect only 21 days of charges.

Equity earnings from the Company’s investment in Barberton Mines Limited (“Barberton”) were a small loss of $10,000 compared to a profit of $380,000 for the same period in 2003.  Barberton did not achieve its budget for the quarter owing to lower tonnage and grades produced. Based on information received from Barberton, management believes the problems giving rise to the small loss have now been addressed and earnings from Barberton will return to their historical levels in the next quarter. Included in earnings for the period ended September 30, 2003 are profits from Barberton and also interest earned on a loan advanced by the Company.  This loan was converted to preference share capital in December 2003.  A full quarter of interest is reflected in Barberton’s earnings for 2003 and not in 2004.

At September 30, 2004, the Company’s main source of liquidity was cash of $0.6 million (June 30, 2004  - $2.0 million).  At September 30, 2004, the Company’s consolidated working capital comprising, debtors, stocks, marketable securities and accounts payable was $0.3 million (2004 - $0.9 million).

The Company, recognising the importance of a strong treasury position announced after the period-end that it had decided to draw down a senior unsecured bond loan of NOK 150 million ($24 million) with a fixed interest rate of 9.5%. The loan was drawn down on 27 October 2004 and will be repaid on 27 October 2009. The Company may redeem the loan in October 2007 at a price of 103.0% and in October 2008 at a price of 101.5%.

The Company had total assets of $77.4 million at September 30, 2004 (June 30, 2004 - $74.4 million) and shareholders’ equity of $47.1 million (June 30, 2004 - $46.8 million).

Outlook

Over the last two years Crew has focused on ensuring that assets with a near term cash flow potential are brought into production. Seqi is planned to enter a pre-production stage second half of 2005 and it is a goal to establish test production in Pamplona during 2005. With additional cash flow from Nalunaq, Crew is well positioned to go into the next phase of corporate development with a more balanced focus between production and resource expansion.

With Nalunaq in a fully operational mode, the increased benefits will be seen during the remainder of Fiscal-Year 2005 as the revenue, profit and cash stream from the operation becomes visible.  The Company continuously works to improve the mine plan to optimize the economy of this operation.

In addition to the projects with near term cash flow potential, the Company has, and will continue to, work toward industrial partnerships on non-gold projects with a longer time horizon. This is in particular, the case for the Mindoro Nickel Project (MNP) where we view the fundamental framework both politically, and industrially, to have substantially improved over the last 6-12 months. MNP is a very large project that, when brought into production, will have a major impact on Mindoro and the surrounding regions. Crew is developing a strategy that has strong local foundation, preferably with governmental and/or provincial equity participation.  MNP must also find a strong industrial partner, preferably an off taker/end user with necessary financial strength to lift the project into production. A number of discussions on possible paths forward are in progress and the Company is optimistic that it will develop a long-term viable arrangement among all interested stakeholders within the current fiscal year. The Company has a number of ongoing discussions with potential partners that coincide with the above-described strategy.

2005 will be a year with a particular emphasis on resource expansion with Nalunaq as the most important, but also through potential acquisition and/or strategic cooperation. Priority will be given to assets and opportunities in central Europe, Greenland and the Philippines.

An aggressive exploration program has been planned for Nalunaq to increase the resource base and start planning for an on site processing plant. The exploration program for the South Block (valley sector) on Nalunaq has been developed with a total estimated cost of USD 3.5 million and time line of approximately 6 months. This program was developed following this summer’s drilling program and is targeting a significant expansion of the existing resource. Subsequent to the South Block program, the Company is planning a further expansion into a similar target known as the Upper Block (mountain sector between 600-900 level). Finally, a number of exploration programs will be established for the other Greenlandic gold concessions where Crew has an interest. Two drill rigs have recently been purchased to conduct the winters and next year’s programs.

An other main priority for 2005 is to reach the declared target of becoming a mid tier producer with a production of 250.000-500.000 ounces/y. Crew believes that growth is important and necessary to be able to meet the demanding regulatory, financial and operational challenges for junior mining companies. A number of possible resource expansion targets and producers have been identified and discussion has been initiated.

A corporate structure with a distinct new risk profile has been established within the Group. The non-gold assets: Seqi, Mindoro and Pamplona were placed in the wholly owned subsidiary, Crew Minerals AS. Crew will seek to develop its gold projects from exploration into production whereas the strategy for Crew Minerals is to obtain industrial and/or strategic partners in an early phase and preferably before finishing feasibility studies. As the different projects within Crew Minerals materialize, Crew will make an ongoing evaluation of how to achieve maximum shareholder value on these assets, either via separate listings or sale.

With the recent bond funding of 150 million NOK (24 mill USD), present cash flow from Nalunaq and Barberton and future cash flow from Seqi, management believes the Company has an excellent opportunity to prosper on its considerable potential through its exploration properties in Greenland, South Africa and the Philippines. The Company has over the last two years moved from an exploration company to a sound junior gold producer. With this successful transition behind us, a strong cash flow and a strong treasury, the Company is well placed for the next phase of growth. The Company has strengthened its mining, and finance competence, in the management and on the board level over the last year to be prepared to meet the objectives and challenges associated with this development.

To see complete financial results:

http://www.crewgold.com/default.asp?V_DOC_ID=916

Jan A. Vestrum

President & CEO

"EBITDA" is a non-GAAP measure of performance that describes our earnings before interest, taxes, depreciation, and amortization. EBITDA is not a defined term under Canadian generally accepted accounting principles, nor does it have a standard, agreed upon meaning.  As such, EBITDA may not be directly comparable to EBITDA reported by other similar issuers.

This news release contains certain "Forward-Looking Statements". All statements, other than statements of historical fact, included in this release, and/or statements made by company officers or directors at any given time, as well as Crew’s future plans are such forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. Forward-looking statements are based on the estimates and opinions of management on the date the statements are made, and Crew does not undertake any obligation to update forward-looking statements should conditions or management's estimates or opinions change.

For more information please contact our UK Head Office (TEL +44 -1932 268755) or by email to enquiries@crewgold.com For more information about Crew, additional contact information or to subscribe to future news releases, please visit our new website www.crewgold.com